SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------


                                   FORM 8-A/A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                           THE SECURITIES ACT OF 1934


                                 AMENDMENT NO. 1
                                ----------------


                        SECURITY-CONNECTICUT CORPORATION
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

          DELAWARE                                       06-1383088
--------------------------------            -----------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

         20 SECURITY DRIVE
         AVON, CONNECTICUT                               06001-4237
----------------------------------------                 ----------
(Address of principal executive offices)                 (Zip Code)
                                ----------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                       Name of each exchange on which
     to be so registered                       each class is to be registered
-------------------------------                ------------------------------

Preferred Share Purchase Rights                    New York Stock Exchange
                                ----------------

Securities to be registered pursuant to Section 12(g) of the Act:


                    -----------------------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

On February 23, 1997, Security-Connecticut Corporation (the "Company") and ReliaStar Financial Corp. ("ReliaStar") entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of the Company with and into ReliaStar.

On June 18, 1997, in connection with the Merger Agreement, the Company executed Amendment No. 2 (the "Rights Amendment") to the Rights Agreement (the "Rights Agreement"), dated as of February 16, 1995, between the Company and American Stock Transfer and Trust Company, as successor Rights Agent (the "Rights Agent"). The Rights Amendment provides that (i) ReliaStar will not become an Acquiring Person as a result of the consummation of the transactions contemplated by the Merger Agreement, (ii) no Stock Acquisition Date or Distribution Date will occur as a result of the consummation of the transactions contemplated by the Merger Agreement, and (iii) issued and outstanding rights under the Rights Agreement are exercisable prior to the earliest of (A) the close of business on February 16, 2005 (the "Final Expiration Date"), (B) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (C) the time at which such Rights are exchanged as provided in Section 24 hereof or (D) the effective date of the Merger.

                                SUMMARY OF RIGHTS

On February 16, 1995, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share of the Company (the "Common Stock"). The dividend was payable on March 6, 1995 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares") of the Company at a price of $85 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or
(ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of this Summary of Rights.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of February 16, 2005 or immediately prior to the effective time of the Merger, unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise of the Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof of the Right at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock or the occurrence of an event described in the preceding paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


ITEM 2.  EXHIBITS

1. Rights Agreement, dated as of February 16, 1995, between the Company and the First National Bank of Boston, which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after the Stock Acquisition Date or the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person of, or of the first public announcement of the intention of such Person to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of shares of Common Stock aggregating 15% or more of the Common Stock then outstanding Agreement and prior to the issuance of the Rights. (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on February 16, 1995).

     2. Amendment No. 1 to Rights Agreement, effective as of January 7, 1997, between the Company and the First National Bank of Boston.*

     3. Amendment No. 2 to Rights Agreement,  dated as of June 18, 1997, between
the   Company   and    American    Stock    Transfer    and   Trust    Company.*
-----------------------------------
* Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  June 19, 1997                  SECURITY-CONNECTICUT CORPORATION


                                       By:  /s/ Robert J. Voight
                                            --------------------
                                            Name: Robert J. Voight
                                            Title: Executive Vice President

                                 AMENDMENT NO. 1
                               TO RIGHTS AGREEMENT


     Agreement, entered into on the 17th day of April, 1997 to be effective as of the 6th day of January 1997, by and between Security-Connecticut Corporation, a Delaware corporation (the "Company"), and The First National Bank of Boston, a national banking association, as rights agent (the "Bank of Boston").

                                   WITNESSETH

     WHEREAS, the Company and the Bank of Boston are the parties to the Rights Agreement, dated February 16, 1995 (the "Rights Agreement"); and

     WHEREAS, the Company wishes to effect certain amendments to the Rights Agreement as hereinafter set forth; and

     WHEREAS,  such  amendments  are  permitted  pursuant to the  provisions  of
Section 27 of the Rights Agreement;
and

     WHEREAS, the Company wishes to remove the Bank of Boston as Rights Agent under the Rights Agreement; and WHEREAS, the Company wishes to appoint a successor Rights Agent under the Rights Agreement. NOW, THEREFORE, in consideration of the covenants herein and in the Rights Agreement contained, the parties hereto hereby agree as follows:

     1. Amendments
     (a) The fifth sentence of Section 21 of the Rights Agreement is hereby amended to read in its entirety as follows:

     "Any successor Rights Agent, whether appointed by the Company or by such court, shall be a corporation or national banking association organized and doing business under the laws of the United States or of the State of New York or the Commonwealth of Massachusetts (or any other state of the United States so long as such corporation is authorized to do business as a banking institution in the State of New York or the Commonwealth of Massachusetts), in good standing, having a principal office in the State of New York or the Commonwealth of Massachusetts, which is authorized under such laws to exercise corporate trust or shareholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $10,000,000."

     2. Rights Agreement Reconfirmed. Except as expressly modified hereby, the Rights Agreement shall continue in full force and effect in accordance with its terms, and is hereby ratified and confirmed.

     3. Removal of Bank of Boston as Rights Agent. Pursuant to the provisions of
Section 21 of the Rights Agreement, the Bank of Boston is hereby removed as Rights Agent, effective January 6, 1997.

     4. Appointment  of Successor  Rights Agent.  Pursuant to the provisions of
Section 21 of the Rights Agreement, as amended hereby, the Company hereby appoints American Stock Transfer and Trust Company as successor Rights Agent, effective January 6, 1997. As provided in Section 27 of the Rights Agreement, all the covenants and provisions of the Rights Agreement by or for the benefit of the Rights Agent shall bind and inure to the benefit of American Stock Transfer and Trust Company. Notices or demands shall be given to the Rights Agent in the manner provided in Section 25 of the Rights Agreement as follows:

                American Stock Transfer and Trust Company
                40 Wall Street, 46th Floor
                New York, New York 10005
                Attention:  Shareholder Services Division

     5. Execution by Rights Agent. In executing and delivering this Agreement, the Bank of Boston shall be entitled to all of the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


SECURITY-CONNECTICUT CORPORATION
By: /s/ Robert J. Voight
    --------------------
Name:  Robert J. Voight
Title:    Executive Vice President


THE FIRST NATIONAL BANK OF BOSTON
As Rights Agent


By:  /s/ Katherine S. Anderson
     -------------------------
Name:  KATHERINE S. ANDERSON
Title:    DIRECTOR CLIENT SERVICES

     The undersigned hereby accepts the appointment contained above as successor Rights Agent and agrees to be bound by the covenants and provisions incumbent upon the Rights Agent as set forth in the Rights Agreement.

AMERICAN STOCK TRANSFER AND TRUST COMPANY


By:  /s/ Herbert J. Lemmer
     ---------------------
HERBERT J. LEMMER
VICE PRESIDENT

                                 AMENDMENT NO. 2
                               TO RIGHTS AGREEMENT

     THIS AMENDMENT NO. 2 TO THE RIGHTS AGREEMENT (this "Amendment"), dated as of June 18, 1997, is entered into by and between Security-Connecticut Corporation, a Delaware corporation (the "Company"), and American Stock Transfer and Trust Company (the "Rights Agent").

     WHEREAS, the Company and the Rights Agent are the parties to the Rights Agreement, dated as of February 16, 1995 (the "Rights Agreement"), and first amended as of January 6, 1997; and

     WHEREAS, the Board of Directors of the Company determined that it was in the best interests of the Company to enter into that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of February 23, 1997 with Reliastar Financial Corp., a Delaware Company ("Reliastar"), pursuant to which the parties have agreed that the Company will be merged with and into Reliastar upon the terms and subject to the conditions set forth therein; and

     WHEREAS, the terms of the Merger Agreement require the Company to amend the Rights Agreement in order to provide that (i) that Reliastar will not become an "Acquiring Person" as a result of the consummation of the transactions contemplated by the Merger Agreement, (ii) no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur as a result of the consummation of the transactions contemplated by the Merger Agreement, and (iii) all outstanding shares issued and outstanding under the Rights Agreement will expire immediately prior to the "Effective Time" (as that term is defined in the Merger Agreement).

     NOW, THEREFORE, in consideration of the covenants herein and in the Rights Agreement contained, the parties hereto hereby agree as follows:

     SECTION 1. Amendments to Rights Agreement.

     (a) Section 1 (a) of the Rights Agreement is hereby amended to read in its entirety as follows:

          (a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock then outstanding, but shall not include an Exempt Person (as such term is hereinafter defined), provided, however, that if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person" has become such inadvertently (including, without
               limitation,   because  (i)  such  Person  was  unaware   that  it
               beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (ii) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Rights Agreement) and without any intention of changing or influencing control of the Company, and such Person, divested or divests himself or itself of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the shares of Common Stock then outstanding, provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding by reason of such share acquisitions by the Company and thereafter become the Beneficial Owner of any additional shares of Common Stock, then such Person shall be deemed to be an "Acquiring Person" unless upon the consummation of the acquisition of such additional shares of Common Stock such Person does not own 15% or more of the shares of Common Stock then outstanding. The phrase "then outstanding", when used with reference to a Person's Beneficial Ownership of securities of the Company, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to own beneficially hereunder. Also notwithstanding the foregoing, Reliastar Financial Corp. ("Reliastar") shall not become an "Acquiring Person" as a result of the consummation of the transactions contemplated by an Agreement and Plan of Merger dated February 23, 1997 by and between the Company and Reliastar (the "Merger Agreement").

     (b) Section 1 (o) of the Rights Agreement is hereby amended to read in its entirety as follows:

          (o) "Stock Acquisition Date" shall mean the first date of public announcement (which for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person; provided, however, that no Stock Acquisition Date will occur as a result of the consummation of the transactions contemplated by the Merger Agreement.

     (c) Section 3 (a) of the Rights Agreement is hereby amended to read in its entirety as follows:

          (a) Until the earlier of (i) the tenth day after the Stock Acquisition Date or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than an Exempt Person) of, or of the first public announcement of the intention of such Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of shares of Common Stock aggregating 5% or more of the Common Stock then outstanding (including any such date which is after the date of this Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the "Distribution Date"; provided, however, that no Distribution Date will occur as a result of the consummation of the transactions contemplated by the Merger Agreement), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for Common Stock registered in the names of the holders thereof and not by separate Right Certificates, and (y) the Rights will be transferable only in connection with the transfer of Common Stock. As soon as practicable after the
               Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Stock as of the close of business on the Distribution Date (other than any Acquiring Person), at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit B hereto (a "Right Certificate"), evidencing one Right (subject to adjustment as provided herein) for each share of Common Stock so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

     (d) Section 7 (a) of the Rights Agreement is hereby amended to read in its entirety as follows:

          (a) Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to
               Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one-hundredth of a share of Preferred Stock as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the earliest of (i) the close of business on February 16, 2005 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (iii) the time at which such Rights are exchanged as provided in Section 24 hereof or (iv) the effective date of the merger of the Company with and into Reliastar as contemplated by the Merger Agreement.



     SECTION 2. Miscellaneous.

     (a) Rights Agreement Reconfirmed. Except as expressly modified hereby, the Rights Agreement shall continue in full force and effect in accordance with its terms, and is hereby ratified and confirmed.

     (b) Execution in Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

     (c) Contract Interpretation. This Amendment shall be governed by and interpreted in accordance with the internal laws of the State of Delaware. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                        SECURITY-CONNECTICUT CORPORATION



                                            By:  /s/ Robert J. Voight
                                                 --------------------
                                            Name:Robert J. Voight
                                            Title:Executive Vice President


                                            AMERICAN STOCK TRANSFER
                                              AND TRUST COMPANY


                                            By:  /s/ Herbert J. Lemmer
                                                 ---------------------
                                            Herbert J. Lemmer



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